British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Teryl Resources Corp.	August 31, 2002	02/10/29

ISSUER'S ADDRESS	1103 - 11871 Horseshoe Way

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
Richmond	BC	V7A 5H5	604-278-3409	604-278-5996
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
John G. Robertson	President			604-278-5996
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
john@ihiway.com	www.terylresourcs.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"John G. Robertson"	John G. Robertson	02/10/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Jennifer Lorette"	Jennifer Lorette	02/10/29
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended August 31, 2002

SCHEDULE “B” - SUPPLEMENTARY INFORMATION

1.	ANALYSIS OF EXPENSES AND DEFERRED COSTS:

	(a)	See Schedule “A” – Consolidated Statement of Deferred Exploration and Development Expenditures and Note 7.
	(b)	See Schedule “A” – Consolidated Schedule of Administration Expenditures

2.	RELATED PARTY TRANSACTIONS:

Related Party	Nature of Transactions	Quarter	Year to Date

Companies related to	Management fees	$8,100	$8,100
the President of the
Company
	Secretarial & Rent	2,700	2,700

Vice President	Administration fees	Nil	Nil

See Schedule A – Notes 3, 10 and 13 for descriptions of Related Parties and advances to and from Related Parties.

3.	SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE QUARTER:

	(a)	There were no securities issued during the quarter.

	(b)	There were no options granted during the quarter.

4.	SUMMARY OF SECURITIES AS AT August 31, 2002:

	(a)	See Note 12 to Schedule “A”.

	(b)	See Note 12 to Schedule “A”.

	(c)	See Note 12 to Schedule “A”.

	(d)	There are no shares subject to Escrow or Pooling agreements

5.	DIRECTORS AND OFFICERS AT October 29, 2002:

List of Directors:	List of Officers:
John Robertson	John Robertson – President, Secretary and Chief Financial Officer
Jennifer Lorette	Jennifer Lorette – Vice President
Susanne Robertson
Monique Van Oord

TERYL RESOURCES CORP.
Quarterly Report to Shareholders for the Quarter Ended August 31, 2002

SCHEDULE “C” - MANAGEMENT DISCUSSION

Note: The following management discussion has been prepared as a summary of activities for the quarter ended August 31, 2002 and of significant subsequent events to the date of this report.

NATURE OF BUSINESS

The Company and its Subsidiary, Teryl, Inc., have gold, silver, diamond and oil and gas properties in Canada and the United States.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

The main exploration and development work over the last several years has taken place on the Gil claims (gold prospect) located in the Fairbanks, Alaska mining district. The Gil joint venture, with Kinross Gold Corporation, is divided into two mineralized zones, the Main Gil and the North Gil, of which a total of 45,547 feet of drilling was completed in 2000 (see news release dated November 29, 2000 for details). Additional drilling and trenching was completed in fiscal 2001 on the Main Gil, North Gil and other targets on the Gil claims. Additional drilling has commenced on the Gil joint venture this year by our joint venture partner Kinross Gold.

The Gil claims are adjacent to the producing Fort Knox deposit owned by Kinross Gold Corporation. Teryl, Inc. owns a 20% working interest and Kinross Gold has a 80% working interest in the Gil joint venture. Plans for the Gil claims in the 2002 year include the continuation of a detailed exploration plan to further this project.

The Company, through its subsidiary, Teryl, Inc., owns a 100% interest in the West Ridge claims located in the Fairbanks Alaska mining district, which it has optioned to Kinross Gold. Kinross may earn a 70% interest in the claims over five years by making payments and conducting exploration. See Schedule “A” Note 7C. Kinross has subsequently terminated the joint venture agreement.

Teryl has subsequently entered into an agreement with BHP Diamond, Inc. through its 40% interest in its subsidiary International Diamond Syndicate along with Major General and Southern Era Resources. BHP will perform specific exploration on the N.W. Territories claims (70,000 acres) to locate a kimberlite pipe. The International Diamond Syndicate has a 16% interest in the joint venture with Major General and Southern Era Resources.

Results of Operations for the period ended August 31, 2002 (“2002”) compared to the period ended November 30, 2000 (“2001”)

Results of operations was a net loss of $ 34,209 ($0.0036 per share) as compared to a net loss of $ 29,291 ($0.003 per share) for 2001.

In 2001 the Company realized a gain of $ 218,604 on the sale of 69,900 shares of LinuxWizardry Systems Inc. from cash proceeds of $ 236,320 and in 2002 the Company had no realized gains.

In 2002 the Oil and Gas operations had net income of $1,296 compared to net income of $587 in 2001, which was mainly due to the reworking of the Herrmann and Jancik wells resulting in increased production revenue.

In 2002 expenditures for telephone and telecopier were $ 5,972 compared to $ 2,114 in 2001, due to Teryl Resources incurred more for its share of communication expenditures in 2002 and incurred less on communications in 2001. Some other expenditures in 2002 were slightly higher than in 2001 due to rising costs and increased administration activities, although some costs decreased due to reduced financing transactions.

Significant events and highlights

By way of news release dated June 13, 2002, the Company announced that the assays for the 2002 Gil drilling program on the first drill target have been received from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation (TSX: K; Amex: KGC). A table displaying significant gold intercepts is located below:

A table displaying significant gold intercepts is located below:

GVC02-262
From	To	Interval	Grade
(ft)	(ft)	(ft)	(opt of gold)
65	130	55	0.029
INCLUDING
65	80	15	0.095
200	210	10	0.087

GVC02-263
From	To	Intercept	Grade
(ft)	(ft)	(ft)	(opt of gold)
75	90	15	0.040
375	385	10	0.073
500	525	25	0.072
700	710	5	0.105
920	975	55	0.046
INCLUDES
970	975	5	0.368

Planned targets for later this year include the intersection of the North and Main Gil mineralized trends, the upper Slippery Creek intrusive target and the Main Gil Extension.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling 428,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

By way of news release dated August 15, 2002, the Company announced that it had arranged a private placement of an aggregate of 1,000,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit. Each unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of one year from the date of payment for the units, exercisable at a price of $0.12. The 1,000,000 common shares issued as part of the units upon conversion of the Warrants are subject to a 12-month hold period from the date of payment of the units.

The $100,000.00 net private placement proceeds received by the Company will be used for the drilling program for the Gil and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

This private placement replaced the 1,000,000 units offering at $0.12 announced on April 26th, 2002.

Subsequent Events

By way of news release dated September 17, 2002, the Company announced that LinuxWizardry Systems, Inc. and Teryl Resources Corp. wish to announce that a confirmation of an approved mining lease has been received. The main advantage of the Fairbanks, Alaska mining lease is that any past or future claim disputes are eliminated. This mining lease clearly delineates our 30 claims, which were previously overstaked.

The Fish Creek gold claims lie adjacent to the Gil Claims currently under a joint venture agreement with Teryl Resources Corp. and Kinross Gold, which an exploration budget of $985,000 U.S. has been approved. The joint venture Gil prospect is reported to contain drill indicated reserves of 10,700,000 tons of 0.04 ounces per ton of gold (433,000 ounces of gold).

Our Engineer has recommended to extend the Fish Creek claims previous line of forty auger drill holes and based on positive results follow up with additional reverse circulation and/or diamond drilling. The exploration program will commence immediately after the weather conditions permit.

Teryl Resources Corp. can earn a 50% interest in the Fish Creek claim prospect by expending $500,000 U.S. on the property and issuing 200,000 shares of Teryl Resources shares. LinuxWizardry Systems, Inc. will retain a 5% net royalty until $2,000,000 U.S. is received (see news release dated March 5th, 2002 for details).

Teryl Resources also agrees to give LinuxWizardry Systems, Inc. an option to convert its 5% net royalty interest into a 25% working interest after Teryl expends $500,000 on the Fish Creek claims.

By way of news release dated September 23, 2002 the Company announced that it had granted incentive stock options to an individual to purchase up to 25,000 common shares at a price of $0.15 per share, exercisable for a period of five years from the date of granting. The granting of the options are subject to regulatory acceptance. Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on November 22, 2001.

By way of news release dated October 22, 2002 the Company announced that it had has increased a private placement of an aggregate of 1,000,000 units in the capital stock of the Company to various investors at a price of $0.10 per unit to 1,500,000. Each unit will consist of one common share and one non-transferable share purchase warrant (the “Warrant”). Each Warrant entitles the holder thereof to purchase an additional one common share, exercisable for a period of two years from the date of payment for the units, exercisable at a price of $0.12 in the first year and $0.15 in the second year. The 1,500,000 common shares issued as part of the units upon conversion of the Warrants are subject to a 12-month hold period from the date of payment of the units.

The $150,000.00 net private placement proceeds received by the Company will be used for the drilling program for the Gil joint venture project with Kinross Gold Corp. (TSE: K) and Westridge Claims gold prospect located in the Fairbanks, Alaska mining division and for working capital and accounts payable.

This private placement replaces the 1,000,000 units offering at $0.10 announced on August 15, 2002.

Management Changes

On December 20, 2000, Donna Moroney resigned as Secretary of the Company and John Robertson was appointed to hold this position as well as President of the Company. On February 20, 2001, Brian Cherry resigned as a Director and Jennifer Lorette was appointed to replace him.

Special Resolutions passed by Shareholders

At the Annual General Meeting held November 20, 2000, a motion was passed to increase the authorized common and voting shares from 30,000,000 to 100,000,000 without par value. At the balance sheet date this change had not been finalized.

FINANCING ACTIVITIES, PRINCIPAL PURPOSES AND MILESTONES, AND LIQUIDITY AND SOLVENCY

The Company did not issue any shares in 2002 nor in 2001.

In 2002, the Company received loans, on a net basis, of $14,788 from related companies. Of the total cash raised of $40,838 from financing and investing activities together with an opening overdrawn cash balance of $ (6840), $ 32,266 was spent on operations and $ Nil was spent on exploration and development of mineral property interest compared to $ 13,625 being spent on operations and $ Nil being spent on exploration and development in 2001. The Company’s cash reserves as at August 31, 2002 were $ 1,732 compared to $ 2,871 as at August 31, 2001 and the working capital deficit increased by $ 7,913 to $ 1,031,378 compared to $ 900,834 as at August 31, 2001. The Company plans to raise funds through sale of capital stock and through option agreements on its mineral properties.